August 16, 2024

Maria M. Pope
President, Chief Executive Officer, and Director
Portland General Electric Co.
121 SW Salmon St.
Portland, OR 97204

        Re: Portland General Electric Co.
            Definitive Proxy Statement on Schedule 14A
            Filed March 6, 2024
            File No. 001-05532-99
Dear Maria M. Pope:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Disclosures, page 81

1. We note that you use diluted earnings per share as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. However, on page 81 it appears that your table discloses your Adjusted EPS of $1.88 for fiscal year 2020, instead of your diluted EPS of $1.72. In future filings, please revise to disclose the same Company-
       Selected Measure for all years presented.
2. We note that your Summary Compensation Table includes a column showing the change
       in actuarial present value of your PEO   s accumulated pension benefits,
but do not see a
       corresponding line in your Item 402(v)(2)(iii) of Regulation S-K compensation actually paid calculations at the bottom of page 81. Item 402(v)(2)(iii)(A) of Regulation S-
       K requires, in conducting your compensation actually paid calculation, that you deduct the change in the actuarial present value of accumulated benefits under all defined benefit and actuarial pension plans reported in the Summary Compensation Table. Although we note
 August 16, 2024
Page 2

       the row in your compensation actually paid calculations table titled Change FV of
       pension service cost during the year    we are unable to determine what
amounts are
       intended to be included there, since it appears you may have aggregated all pension-
       related calculations in this row. Please tell us the source(s) of the amounts included under this column heading and in your future disclosure, ensure that amounts derived directly from another source, such as the Summary Compensation Table, are included as they appear in that source. Your disclosure must also include separate line items for each of the numerical amounts deducted and added pursuant to Item 402(v)(2)(iii) of Regulation S-
       K and may not aggregate steps. For guidance, refer to Regulation S-K Compliance and
       Disclosure Interpretations 128D.04.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham at 202-551-3783 or Amanda Ravitz at 202-551-3412
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program